Josh Kaufman (212) 479-6495 josh.kaufman@cooley.com	Via EDGAR

August 5, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. David Burton

Ms. Mary Mast

Mr. Alan Campbell

Ms. Christine Westbrook

Re:	Orphazyme A/S

Draft Registration Statement on Form F-1

Submitted June 30, 2020

CIK No. 0001764791

Ladies and Gentlemen:

On behalf of our client, Orphazyme A/S (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 27, 2020 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised version of the Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on June 30, 2020.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Cover page

1.

We note your disclosure on the prospectus cover page that the last reported sale price of your ordinary shares on the Nasdaq Copenhagen A/S was DKK ___ per ordinary share, equivalent to $ ___ per ADS. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be substantially similar to the home market trading price. If you expect that the U.S. IPO price will not be substantially similar as the home market trading price, please disclose

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on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the Nasdaq Copenhagen price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. Please refer to the instructions to Item 501(b)(3) of Regulation S-K which require bona fide pricing information for offerings by companies not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Please also tell us whether the offering is conditioned upon approval of your ADS's to trade on the Nasdaq Global Market and if it is not, please revise your cover page to clarify this fact.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the factors identified on page 205 of the Amended DRS would affect the pricing of its ADSs in the initial public offering, but expects that the initial offering price will be substantially similar to the market trading price of the ordinary shares on the Nasdaq Copenhagen (after giving effect to the ADS-to-share ratio), converted to U.S. dollars at the most recent exchange rate, as disclosed on the prospectus cover. The Company also advises the Staff that the offering is conditioned upon approval of the ADS's to trade on the Nasdaq Global Market.

Market and Industry Data, page iii

2.

Your statements that (i) you have not independently verified third party publications and studies and (ii) no independent source has verified your internal research and definition of market and industry may imply an inappropriate disclaimer of responsibility with respect to the third party information and your own research. Please either delete these statements or specifically state that you are liable for such information.

Response to Comment 2

In response to the Staff’s comment, the Company has revised page iii of the Amended DRS as requested.

Prospectus Summary

Overview, page 1

3.

We note your disclosure that you have "seen positive efficacy results" in your Phase 2 clinical trials for Amyotrophic Lateral Sclerosis (ALS), Sporadic Inclusion Body Myositis (sIBM) and Gaucher disease as well as your statement that you have not observed "major safety concerns." Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidates have been well tolerated, if accurate. Please revise these and similar statements here and throughout the document, including, as examples only, references to "clinically meaningful results," "evidence of the efficacy and safety profile arimoclomol" and "acceptable safety profile of arimoclomol."

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Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended DRS as requested.

4.

We note your references to your ongoing clinical trials of arimoclomol for the treatment of ALS and sIBM as “registrational.” Please tell us whether you expect your respective ongoing trials to be the last clinical trial necessary in order to support marketing approval. Address in your response the basis for such expectation. We note also your reference to advancing arimoclomol to “pivotal-stage” clinical development for the treatment of neurological Gaucher disease. Such characterization does not appear appropriate given that results from your Phase 2 trial in this indication did not meet the trial’s primary endpoint, as discussed on page 105. Please tell us the basis for such characterization. Additionally, your statement on page 4 that arimoclomol was well-tolerated in your Phase 2 trial for the treatment of Gaucher disease does not appear supportable based on your disclosure of the incidence of serious adverse events (SAEs) across doses on page 106. Please revise your disclosure to remove this characterization.

Response to Comment 4

In response to the Staff’s comment, the Company respectfully advises the Staff that, based in part on its discussions with the FDA and EMA, it expects the ongoing respective clinical trials in ALS and sIBM to be the last clinical trials necessary in order to support an application for marketing approval for such indications, subject to the results of such clinical trials. The Company has had regular interactions with both the FDA and EMA during the clinical development of arimoclomol as a treatment for ALS and sIBM. These interactions with the EMA and FDA included discussions regarding the design of the ongoing clinical trials in ALS and sIBM and the clinical trial protocols, which discussed these clinical trials as potential registrational trials, and FDA review and feedback on the statistical analysis plans.

The Company also believes advancing arimoclomol to “pivotal-stage” clinical development for the treatment of neurological Gaucher disease is an appropriate characterization. Phase 2 clinical trials are designed to assess how well a product candidate functions, as well as to continue Phase 1 safety assessments in a larger group of volunteers and patients. Phase 2 clinical trials are usually pilot studies designed to demonstrate clinical efficacy or biological activity and look to define the optimum dose at which the drug shows biological activity with minimal side-effects. Phase 2 clinical trials are also often used to explore a range of clinical and biomarker measures to define the most adequate outcome measures in Phase 3 clinical trials.

The Company learned from the Phase 2 clinical trial in Gaucher disease that the primary endpoint, chitotriosidase activity, is not an adequate endpoint for arimoclomol based on the clinical trial data and on chitotriosidase activity not being directly linked to the mechanism of action of arimoclomol. However, a dose-dependent effect of arimoclomol was observed on liver and spleen size reduction, which have traditionally been used as clinical endpoints in clinical trials in Gaucher

August 5, 2020

disease. Furthermore, sustained levels of arimoclomol in the cerebrospinal fluid were observed, providing further evidence of arimoclomol’s ability to cross the blood-brain barrier, which has the potential to address the debilitating neurological symptoms of Gaucher disease. Based on the Phase 2 trial, the Company has also been able to identify a weight-adjusted daily dose of 1200mg arimclomol citrate as the dose to be taken forward in a Phase 3 program in neurological Gaucher disease. Additional data from the 6-month extension portion of the trial will be used to further inform the design and clinical outcome measures to be used in a potential Phase 3 clinical trial. Given the information derived from the Phase 2 clinical trial, including the Company’s refinement of clinical endpoints and the dosing regimen to be used in a pivotal-stage trial for arimoclomol, the Company believes the results are adequate to progress to a Phase 3 clinical trial in Gaucher disease.

In addition, the Company believes the statement that arimoclomol was well-tolerated in the Phase 2 clinical trial is supportable. The Phase 2 clinical trial was conducted in a patient population with a severe untreated Gaucher disease that has a high mortality rate. SAEs and deaths in this population are expected given the severity of the disease. This belief is further supported by the recommendation of the Independent Data Monitoring Committee that monitors and assesses ongoing safety results to continue with the extension portion of the Phase 2 clinical trial.

5.

Please clarify in the Summary that the FDA's accelerated approval pathway may not lead to a faster development process or regulatory review and does not increase the likelihood that a product candidate will receive approval.

Response to Comment 5

In response to the Staff’s comment, the Company has revised page 6 of the Amended DRS as requested.

Risks Associated with our Business, page 5

6.

Please expand your disclosure in the sixth bullet point to highlight the risks associated with your limited trial populations to date, as referenced on page 18. Please also expand your disclosure in the third to last bullet point to highlight the risk that you are dependent on orphan drug exclusivity, as referenced on page 21.

Response to Comment 6

In response to the Staff’s comment, the Company has revised page 6 of the Amended DRS as requested.

Implications of Being an Emerging Growth Company, page 7

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

August 5, 2020

Response to Comment 7

The Company acknowledges the Staff’s comment. The Company advises the Staff that it has commenced “testing the waters” meetings with potential investors and the Company will supplementally provide the Staff with copies of the presentations that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 71

8.

We note your disclosure that you intend to use the proceeds of this offering to (i) seek regulatory approval and fund the commercial launch of arimoclomol for the treatment of NPC and (ii) advance the clinical development of arimoclomol for the treatment of ALS, sIBM and neurological Gaucher disease. Please specify what amounts will be allocated to each of your programs and specify how far in the development of each of your projects you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Item 3.C.1 of Form 20-F.

Response to Comment 8

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, upon identifying the estimated net proceeds from the offering, it will include, in a subsequent amendment to the Draft Registration Statement, estimated dollar amounts to quantify the net proceeds the Company expects to use to (i) seek regulatory approval and fund the commercial launch of arimoclomol for the treatment of NPC and (ii) advance the clinical development of arimoclomol for the treatment of ALS, sIBM and neurological Gaucher disease, as well as an indication of how far the proceeds from the offering will allow the Company to proceed with the continued development of arimoclomol.  The Company does not anticipate that any material amounts of other funds will be necessary to accomplish the specified purposes.

Business, page 90

9.

We note that your disclosure on page 15 indicates that a QTc clinical trial to support your NDA for NPC has been delayed due to COVID-19, which may delay FDA approval for NPC. Please update your Business section to include a discussion of this trial, including its endpoints, and the potential effects of the delay on regulatory approval.

Response to Comment 9

In response to the Staff’s comment, the Company has revised page 105 of the Amended DRS as requested.

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Clinical Trials of Arimoclomol for the Treatment of NPC, page 103

10.

Please expand your disclosure regarding the safety findings from your Phase 2/3 clinical trial of arimoclomol for NPC to disclose what proportion of the adverse events related to arimoclomol were determined to be treatment-related. Please also expand your discussion of this trial and the open-label extension clinical trial to discuss whether any SAEs were determined to be treatment-related. Please quantify and describe any treatment-related SAEs and SAEs the investigator could not determine were not treatment related.

Response to Comment 10

In response to the Staff’s comment, the Company has revised pages 104 and 105 of the Amended DRS as requested.

Overview of Gaucher disease, page 104

11.	Please disclose how common each of Gaucher Type 1, Gaucher Type 2 and Gaucher Type 3 are among all cases of Gaucher disease or explain why this information would not be material.

Response to Comment 11

In response to the Staff’s comment, the Company has revised page 106 of the Amended DRS as requested.

Clinical Trials of Arimoclomol for the Treatment of Gaucher Disease, page 106

12.

Please expand your discussion of the Phase 2 clinical trial of arimoclomol for the treatment of Gaucher disease and the open-label extension trial to discuss whether any of the other SAEs observed in the trial were determined to be treatment-related or possibly related to treatment. Please quantify and describe any of these additional treatment-related SAEs and SAEs the investigator could not determine were not treatment related. Please also explain the significance of the increase in transaminases that was observed in the one patient that discontinued treatment.

Response to Comment 12

In response to the Staff’s comment, the Company has revised pages 109 and 110 of the Amended DRS as requested.

Trial 20100758, page 111

13.	Please update your disclosure to explain the significance of the hazard ratio findings in Trial 20100758.

Response to Comment 13

In response to the Staff’s comment, the Company has revised page 114 of the Amended DRS as requested.

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Manufacturing, page 117

14.

We note that your disclosure on page 19 of the prospectus indicates that your CMO will need to install and obtain approval for specialized equipment for the manufacture of arimoclomol. Please update your Manufacturing section to include a discussion of the installation of this equipment along with any anticipated effects on the timing of regulatory approvals or commercial launch.

Response to Comment 14

In response to the Staff’s comment, the Company has revised page 121 of the Amended DRS as requested.

Material Agreements, page 120

15.

Please revise the descriptions of each of your agreements to disclose the aggregate amount of all payments made under each agreement to date. We note that in the description of the CytRx, you state that the royalty rate for products which are prescribed for the treatment or prevention of ALS or stroke is in the low double-digits. Please revise the disclosure to quantify the rate at a range of no greater than 10 percentage points per tier.

Please also disclose when the sIBM royalty provision expires in your description of the license agreement with University of Kansas and UCL Business PLC.

We note your disclosure that the licenses granted to you under the agreements with (i) the University of Miami and (ii) the University of Kansas and UCL Business PLC are subject to the rights of the U.S. government. Please revise your disclosure to further explain what rights the U.S. government has to the licenses granted under these agreements, including whether the U.S. government has rights to any of your product candidates based on these provisions.

Response to Comment 15

In response to the Staff’s comment, the Company has revised pages 47 and 125 -127 of the Amended DRS as requested.

Principal Shareholders, page 161

16.	Please identify the natural persons who are the beneficial owners of the shares held by the 5% or greater shareholders identified in your table.

Response to Comment 16

The Company respectfully advises the Staff that it has requested information from certain stockholders and accordingly the Company will update the Amended DRS in accordance with the Staff’s comment in a subsequent amendment. In addition, Sunstone Life Science Ventures A/S is the management company of Sunstone Life Science Ventures Fund II K/S and, pursuant to Danish law, is considered to have voting control over the shares held by Sunstone Life Science Ventures Fund II K/S.

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Notes to the Consolidated Financial Statements

3.1 Intangible Assets

CytRx Asset Purchase Agreement, page F-24

17.	Please tell us your consideration of disclosing the amounts and triggering points of each of the milestones payable under the CytRx agreement pursuant to paragraphs 84-92 of IAS 37.

Response to Comment 17

The Company respectfully advises the Staff that it believes that the more relevant guidance for disclosing the payments due under the CytRx agreement is IAS 38.122(e) because the Company expects to capitalize the milestone payments, which will in turn enhance the value of the acquired assets.  Under IAS 38.122(e), the amount of the contractual commitments for the acquisition of intangible assets should be disclosed.

Accordingly, the Company has revised the disclosures in Note 3.1 on page F-24 and Note 3.7 on page F-35 of the Amended DRS.

4.7 Significant Events After the Reporting Period, page F-39

18.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.  In this respect we note that on February 7, 2020 you completed an offering of 7,032,937 shares at a price of DKK 106 per share which was determined by your Board of Directors.  Please tell us how that price per share compares to the traded value of the company's stock on the Nasdaq Copenhagen at the date of the transaction. Also, please tell us if the shares were issued to related parties.

Response to Comment 18

The Company advises the Staff that it will provide the Staff under separate cover with the requested analysis for any differences between the recent valuations of its common stock and the estimated offering price once the Company has an estimated offering price. The estimated offering price will be based on the share price of the Company’s ordinary shares on the Nasdaq Copenhagen, as determined by the Company’s Board of Directors.

The Company also respectfully advises the Staff that the valuations for its ordinary shares in estimating its share-based compensation expense has been determined based on the closing price of the Company’s ordinary shares on the Nasdaq Copenhagen at the applicable grant date.  During the year ended December 31,

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2019, the Company granted long term incentive program awards for a total of 31,250 ordinary shares. These awards were complemented by Matching Shares, as described in Note 2.5.  Further, the tables presented in Note 2.5 show the share price and inputs to the valuation models for the 2019 long term incentive program. The Company also granted restricted share units to members of its Board of Directors during the year ended December 31, 2019, which were valued based on the volume-weighted average share price of the Company’s ordinary shares on the Nasdaq Copenhagen for the 10 trading days prior to the grant date.

For the Company’s private placement that was completed on February 7, 2020, the Board of Directors determined the price of DKK 106 per share based on the closing share price of the Company’s ordinary shares on the Nasdaq Copenhagen on February 5, 2020. The Board of Directors specifically considered the closing price of the Company’s ordinary shares on February 5, 2020, which was the most recent closing price available at the time of the Board of Directors meeting on February 6, 2020.

*   *   *   *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (212) 479-6495, Divakar Gupta at (212) 479-6474 or Alison Haggerty at (212) 479-6596.

Very truly yours,

/s/ Josh Kaufman

Josh Kaufman
cc:	Kim Stratton, Orphazyme A/S
Anders Vadsholt, Orphazyme A/S
Divakar Gupta, Cooley LLP
Alison Haggerty, Cooley LLP
Mark Ballantyne, Cooley LLP
Ilir Mujalovic, Shearman & Sterling LLP